UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1. Name and Address of Reporting Person* Crews David	2.Issuer Name and Ticker or Trading Symbol Cytomedix, Inc. CYME		6. Relationship of Reporting Person(s) to Issuer (check all applicable) [X] Director [ ] 10% Owner [ ] Officer [ ] Other: (give title below)
(Last) (First) 2000 Union National Plaza 124 West Capitol	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 10/25/2002	7. Individual or Joint/Group Filing [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street) Little Rock, AR 72201
(City) (State) (Zip)		5.If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10/25/2002		A		32,481	A	n.1	262,703	D - 260,951 I- 1,752	I - By Children
Common Stock	10/09/2002		G	V	1,000	D	N/A	262,703	D- 260,951 I - 1,752	I - By Children

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Explanation of Responses:

note 1 - Grant from Issuer pursuant to the reorganization bonus described in the Issuer’s Plan of Reorganization.

note 2 - No changes in derivative securities.

David Crews

/s/David Crews

**Signature of Reporting Person

Date: October 28, 2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).